Mail Stop 6010

January 18, 2007

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

Re: **CastlePoint Holdings, Ltd.**
        Registration Statement on Form S-1
        File No. 333-139939

Dear Sir or Madame:

This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing.

Form S-1

Consolidated Results of Operations, page 70

1. Please refer to prior comment four of our comment letter dated November 30, 2006 issued in connection with our review of your other Form S-1 (File No. 333-134628). Your discussion and analysis does not provide sufficient discussion and quantification to facilitate investors' understanding of the likelihood that your operating performance in 2006 is indicative of your expected future operating performance. We reissue our original comment. Please provide an expanded discussion and quantification of your results of operations that provides greater insight regarding the likelihood that the revenue growth and operating margins that you experienced in the third quarter of 2006 will continue in 2007. Include expanded discussion and quantification of the expected impact on your operating results of key factors, such as the planned Preserver acquisition, the initiation of pooling arrangements effective on January 1, 2007 and expected changes in participation levels under quota share and pooling arrangements that will affect the magnitude and profitability of business assumed from Tower in 2007.

Consolidated Notes to Financial Statements
Note 17—Subsequent Events, page F-33

2. Please refer to prior comment seven of our comment letter dated November 30, 2006 issued in connection with our review of your other Form S-1 (File No. 333-134628). We were unable to locate your proposed new disclosure of the loss portfolio transfer

agreement with Tower that will become effective upon its expected acquisition of Preserver. We reissue our original comment.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Roslyn Tom, Esq.
       Baker & McKenzie LLP
       1114 Avenue of the Americas
       New York, NY 10036